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SUBMITTED VIA EDGAR

February 1, 2008

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Woodmark Corporation, File No. 0-14798

Form 10-K for the fiscal year ended April 31, 2007
Form 10-Q for the quarter ended October 31, 2007

Dear Mr. O’Brien:

This letter is in response to your letter dated January 24, 2008 that we received by facsimile on the same date. American Woodmark Corporation understands and shares in the SEC’s goal of enhanced disclosures of pertinent financial information. Contained below are the comments contained in your letter, followed by our Company’s responses to the points contained in your letter:

1.	SEC Comment: Given the adverse national and regional economic factors impacting your operating results, it appears that enhanced MD&A disclosures are warranted in future filings to clearly inform readers about the potential implications on the recoverability of your assets. For example, it is not clear whether existing capacity utilization rates could precipitate future impairment and/or restructuring charges that could materially impact operating results. In this regard we note that you have 15 manufacturing facilities and that the profitability of certain facilities may be materially impacted by existing adverse business, competitive and economic factors in specific geographic regions. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." As such, please ensure your full compliance with these and all other relevant disclosure requirements in future filings as necessary.

Company Response:   American Woodmark Corporation performs regular periodic analyses of the recoverability of its assets to determine if any asset impairments have occurred. In performing these assessments, Management considers numerous economic factors, including those listed in paragraph 8 of Statement of Financial Accounting Standards No. 144 (FAS 144).

As a national supplier of cabinetry within the United States, the Company is significantly impacted by the state of the housing industry. As the media continues to remind us, the American housing economy has been declining for the last two years, with the decline accelerating during the second half of calendar year 2007. Many have attributed the housing decline to fall-out from the sub-prime mortgage phenomenon, which has both increased the supply of homes for sale, and reduced the availability of financing for home buyers.

Although the present market decline is unfortunate, it is not without precedent. The present downturn appears to be similar in both duration and scale to the housing downturn our country experienced in 1990. Then, as now, long-term fundamentals for American housing remained intact, with a positive outlook for continued household growth fueled by favorable population trends, coupled with a favorable long-term economic outlook. Many of the present economic fundamentals are in fact better than they were in 1990; job creation, unemployment and long-term interest rates all fall into this category.

In assessing whether or not the Company’s assets have been impaired, expectations for the future of the American housing market, and the associated remodeling and new construction demand, as well as expectations for the Company’s future market share are all assessed. Based upon these collective assessments, the Company determined at April 30, 2007 and at October 31, 2007 that its assets had not been economically impaired.

Mr. Terence O'Brien

February 1, 2008

In addition to these economic assessments described above, the Company also continues to assess the mission of its respective plants in light of changes in its asset utilization strategies. The Company has assessed the continued viability of one of its 15 manufacturing plants, due to its geographic location and smaller overall footprint. A decision was made in January 2008 to close this facility during the Company’s fourth quarter that ends April 30, 2008.

The Company will describe its assessments as to asset impairment in its future filings, commencing with its quarterly filing on form 10-Q as of January 31, 2008. The Company’s assessment of the recoverability of the value of its 14 remaining manufacturing plants, as well as its provision for expected closure costs for the facility to be closed (i.e. severance, asset impairment charges, etc.) will be described in Management’s Discussion and Analysis in the January 31, 2008 Form 10-Q.

2.	SEC Comment: We note that two of the Company’s new construction customers filed for bankruptcy protection at the conclusion of the second quarter of fiscal 2008, while several other customers experienced difficult financial results. Given the materiality of the corresponding loss provisions, please quantify in future filings the carrying value of these receivables so that readers can better understand the remaining loss exposure.

Company Response:   As stated in Management’s Discussion and Analysis in the Company’s October 31, 2007 10-Q, a provision for expected loss on receivables from the Company’s new construction customers was made in the amount of $1.5 million. This provision was driven by the bankruptcy of two of the Company’s new construction customers, as well as the higher perceived level of risk of non-payment from some of the Company’s other new construction customers. As of October 31, 2007, the gross amount receivable from this group of customers was $3.5 million, and the related reserves for possible uncollectibility from these customers was $2.0 million. The Company will provide an update to this discussion, as well as the specifics provided in this response, in Management’s Discussion and Analysis in its January 31, 2008 Form 10-Q.

3.	SEC Comment: In your 8-K filed November 29, 2007, you state that the gross margin for the latest quarter was adversely impacted by a change in the form of the Company’s sales promotional participation with one of its retail customers, and that this change in form did not affect net income but shifted costs that had previously been selling and marketing expenses to a reduction of sales revenue, reducing gross margin by 1.0% of sales. However, your discussion of gross profit for the periods ended October 31, 2007; in your Form 10-Q does not appear to include this information. To the extent material in future filings, please i) describe the nature of this "change in form," ii) disclose the GAAP-basis for the reclassification, and iii) quantify the impact on your gross margins.

Company Response:   To the extent that it is material, the Company will discuss this item in Management’s Discussion and Analysis in its future filings, commencing with its January 31, 2008 Form 10-Q.

Thank you for your kind consideration of our response to your letter. In closing, I affirm that American Woodmark Corporation, as specifically requested by the Commission, acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the U.S.

If you have any questions regarding our responses, please do not hesitate to call me at (540) 665-9100.

Sincerely,

AMERICAN WOODMARK CORPORATION

By:	/s/ Jonathan H. Wolk
Jonathan H. Wolk
Vice President - Finance and Chief Financial Officer